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Mr. Christian T. Sandoe                                               TOKYO
Securities and Exchange Commission                                   TORONTO
Division of Investment Management                                    VIENNA
100 F Street, NE
Washington, DC 20549

                 RE:   Claymore/Raymond James SB-1 Equity Fund
                       (File Nos. 333-132314 & 811-21863)
                       ----------------------------------


Dear Mr. Sandoe:

     Thank you for your telephonic comments regarding the registration statement on Form N-2 filed by Claymore/Raymond James SB-1 Equity Fund (the "Fund") on March 10, 2006 (the "Registration Statement") and Pre-Effective Amendment No. 1 to the Registration Statement, filed on April 19, 2006. This letter supplements our initial response letter dated April 14, 2006 (the "Initial Response Letter") and our supplemental response letter dated April 18, 2006 (the "First Supplemental Response Letter"). For your convenience, the numbering of the comments corresponds to that of your initial comment letter dated April 6, 2006.

     These changes are reflected in Pre-Effective Amendment No. 2 to the Registration Statement, which was filed today and is marked to show all changes made since the filing of Pre-Effective Amendment No. 1 to the Registration Statement.

PROSPECTUS

INSIDE COVER PAGE - INVESTMENT STRATEGY

1. THE LAST SENTENCE STATES THAT THE FUND'S PORTFOLIO WILL BE REBALANCED APPROXIMATELY EVERY TWO WEEKS. PLEASE CONFIRM THAT ANY PURCHASES OF SECURITIES TO MEET

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THE FUND'S 80% POLICY DURING THE INTERVENING PERIOD AFTER REBALANCING
WILL BE MADE IN SECURITIES THAT ARE RATED SB-1 BY RAYMOND JAMES ANALYSTS AS OF THE TIME OF PURCHASE. SEE RULE 35d-1 UNDER THE INVESTMENT COMPANY ACT.

     As a supplement to our responses set forth in the Initial Response Letter and the First Supplemental Response Letter, the Fund confirms that in the event the Fund purchases securities during a rebalancing period, prior to a rebalancing date, the Fund intends to purchase only securities that are rated SB-1 at the time of purchase.

STATEMENT OF ADDITIONAL INFORMATION

INVESTMENT RESTRICTIONS

13. INVESTMENT RESTRICTION 3 STATES THAT THE FUND MAY NOT CONCENTRATE 25% OR MORE OF ITS ASSETS IN ANY PARTICULAR INDUSTRY, EXCEPT, AMONG OTHER THINGS, AS PERMITTED BY APPLICABLE LAW. DISCLOSURE IN THE INDUSTRY AND SECTOR RISK SECTION OF THE PROSPECTUS STATES THAT THE FUND MAY INVEST A SUBSTANTIAL PORTION OF ITS ASSETS IN THE SECURITIES OF ISSUERS IN A SINGLE INDUSTRY OR SECTOR IF THE ISSUERS OF SECURITIES RATED SB-1 ON A REBALANCING DAY RESULT IN SUCH A FOCUS. SINCE THE FUND'S SUB-ADVISER DETERMINES WHICH SECURITIES WILL BE RATED SB-1, THIS DISCLOSURE APPEARS TO PERMIT THE FUND TO RESERVE THE RIGHT TO CONCENTRATE ITS INVESTMENTS IN ANY INDUSTRY. THE STAFF HAS HISTORICALLY TAKEN THE POSITION THAT FUNDS MAY NOT RESERVE THE RIGHT TO CONCENTRATE IN AN INDUSTRY OR GROUP OF INDUSTRIES. PLEASE SPECIFY IN THIS SECTION THE PARTICULAR INDUSTRIES OR GROUPS OF INDUSTRIES, IF ANY, IN WHICH THE FUND PROPOSES TO CONCENTRATE ITS INVESTMENTS. SEE SECTION 8(b)(l)(E) OF THE INVESTMENT COMPANY ACT AND INSTRUCTION TO ITEM 8.2(b)(2) OF FORM N-2. PLEASE MAKE CORRESPONDING CHANGES IN OTHER SECTIONS OF THE PROSPECTUS AND STATEMENT OF ADDITIONAL INFORMATION THAT SUGGEST THAT THE FUND MAY RESERVE THE RIGHT TO CONCENTRATE IN AN INDUSTRY OR GROUP OF INDUSTRIES.

     The Fund has further revised investment restriction #3 to state that the Fund shall not:

     "Invest in any security if, as a result, 25% or more of the value of the Fund's total assets, taken at market value at the time of each investment, are in the securities of issuers in any particular industry except that this policy shall not apply (a) to securities issued or guaranteed by the U.S. government and its agencies and instrumentalities or tax-exempt securities of state and municipal governments or their political subdivisions or (b) when the Fund has taken a temporary defensive position."

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                                        3

     Should you have any additional comments or concerns, please do not hesitate to contact me at (312) 407-0570.


                                                        Sincerely,

                                                        /s/ Thomas A. Hale

                                                        Thomas A. Hale